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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49296

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.2005 (MM/DD/YY) AND ENDING 12.31.2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OHIO NATIONAL EQUITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE FINANCIAL WAY
(No. and Street)

CINCINNATI (City) OHIO (State) 45242 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 1 2006 WASH, D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA A. TURNER 513.794.6658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG PEAT MARWICK, LLP
(Name – *if individual, state last, first, middle name*)

1600 PNC CENTER 201 E 5TH STREET CINCINNATI OHIO 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr 6/7

OATH OR AFFIRMATION

I, BARBARA A. TURNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OHIO NATIONAL EQUITIES, INC., as of DECEMBER, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL — STATE OF OHIO

PETER S. WELLER
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
February 15, 2010

2/27/06
Notary Public

Signature

VICE PRESIDENT + TREASURER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

OHIO NATIONAL EQUITIES, INC.

(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Financial Statements and Schedule

December 31, 2005

(With Independent Auditors' Report Thereon)

OHIO NATIONAL EQUITIES, INC.
(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Table of Contents

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Ohio National Equities, Inc.:

We have audited the accompanying statement of financial condition of Ohio National Equities, Inc. (a wholly owned subsidiary of The Ohio National Life Insurance Company) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio National Equities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 17, 2006

OHIO NATIONAL EQUITIES, INC.
(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Statement of Financial Condition

December 31, 2005

Assets		
Cash	$	5,594,922
Accounts receivable from affiliate (note 3)		790,912
Income taxes receivable (note 2)		158,203
Other assets		9,974
Total assets	$	6,554,011
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	102,397
Commissions payable		236,848
Other liabilities		137,157
Payable to affiliates (note 3)		99,167
Total liabilities		575,569
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 10,000 shares; issued and outstanding 3,300 shares at stated value of $10 per share		33,000
Additional paid-in capital		3,297,000
Retained earnings		2,648,442
Total stockholder's equity		5,978,442
Contingencies (note 5)		—
Total liabilities and stockholder's equity	$	6,554,011

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Statement of Operations

Year ended December 31, 2005

Revenues:		
Distribution/sale of variable annuity contracts (note 3)	$	37,438,878
Sale of fixed annuity contracts (note 3)		8,120,251
Service fee income (note 3)		26,231
Other income		183
		45,585,543
Expenses:		
Commissions (note 3)		37,407,228
Employee compensation and benefits		3,148,399
Regulatory fees and expenses		367,660
Travel and entertainment		839,247
Service contracts (note 3)		1,014,781
Printing and prospectuses		851,120
Other expenses		639,402
		44,267,837
Income before income tax expense		1,317,706
Income tax expense (note 2)		546,294
Net income	$	771,412

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2004	$	33,000	3,297,000	2,682,890	6,012,890
Dividend to The Ohio National Life Insurance Company		—	—	(805,860)	(805,860)
Net income		—	—	771,412	771,412
Balance at December 31, 2005	$	33,000	3,297,000	2,648,442	5,978,442

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	771,412
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable from affiliates		(138,658)
Increase in income taxes receivable		(126,913)
Decrease in other assets		389
Increase in accounts payable and accrued expenses		272,911
Net cash provided by operating activities		779,141
Cash flows from financing activities:		
Dividend paid to The Ohio National Life Insurance Company		(805,860)
Net cash used in financing activities		(805,860)
Decrease in cash and cash equivalents		(26,719)
Cash and cash equivalents at beginning of year		5,621,641
Cash and cash equivalents at end of year	$	5,594,922
Federal income tax paid to The Ohio National Life Insurance Company	$	617,505

See accompanying notes to financial statements.

(1) General Information and Significant Accounting Policies

Ohio National Equities, Inc. (the Company) was incorporated in Ohio in 1996. The Company commenced operations in August of 1997. The Company, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (ONLIC), is registered as a broker and dealer in limited business securities under the Securities Exchange Act of 1934.

The Company earns revenue by retaining a sales load from the sale of variable life insurance contracts, variable annuity contracts, and fixed annuity contracts on behalf of ONLIC to unrelated third party broker dealers under a distribution agreement with ONLIC. Fees, commission income, and commission expense are recognized upon receipt of customer application and payment by ONLIC. Under the distribution agreement, the Company earns revenue by distributing ONLIC's variable annuity, fixed annuity and variable life products. The distribution agreement establishes the amount of revenue due to the Company from ONLIC. Commission expense reimbursed to ONLIC is derived from retail distribution agreements with third party distributors. See note 3 concerning related party transactions.

Service contract expense is recognized ratably over the year based on annual rates established under an administrative agreement with The O.N. Equity Sales Company (ONESCO). See note 3 concerning related party transactions.

Interest income is recognized when earned.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents.

The carrying value of assets and liabilities approximate their fair value.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. Currently, net income is the Company's only component of comprehensive income.

(2) Income Taxes

The Company files a consolidated Federal income tax return with ONLIC. The Company calculates income taxes on a separate return basis. The tax benefits resulting from any operating losses by the Company, which would be realized by ONLIC on a consolidated return, go to the benefit of the Company. The Company has not established any deferred tax assets, liabilities or valuation allowances in accordance with the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, as temporary differences are immaterial to the financial position of the Company.

(Continued)

Total income tax expense for the year ended December 31, 2005 differs from the amount computed by applying the U.S. Federal income tax rate of 35% to income before federal income tax expense as follows:

		Amount	%
Computed (expected) tax expense	$	461,197	35.00
Nondeductible expenses		57,423	4.36
State tax expense, net of Federal income tax benefit		27,674	2.10
Total expense and effective rate	$	546,294	41.46

(3) Related Party Transactions

The Company has a service contract with ONLIC whereby the Company is billed for services, office space, equipment and materials necessary to the operation of the Company's business. There is no assurance that these costs would be similar if the Company had to obtain such services, office space, equipment and materials on its own. The expenses incurred pursuant to this contract were $964,781 in 2005. The payable due to ONLIC related to this service contract was $95,000 as of December 31, 2005.

The Company has a distribution agreement with ONLIC to distribute variable life insurance and variable and fixed annuity contracts. In connection with the sale of these contracts, the Company records sales loads and related commission expenses. During 2005, the sale of these contracts resulted in income of $45,585,360 and commission expense of $37,407,228. The receivable due from ONLIC related to this distribution agreement was $733,892 as of December 31, 2005.

As of December 31, 2005, there were receivables from other affiliates of $57,020 related to product marketing and distribution services provided to those affiliates.

The Company has a service contract with ONESCO, an affiliate, whereby the Company pays $50,000 annually for services. There is no assurance that these costs would be similar if the Company had to obtain such services on its own. As of December 31, 2005, the Company had a payable to ONESCO related to this contract of $4,167.

(4) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the Rule). Under the computation provided by the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 1/15 of "aggregate indebtedness," and provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1, as those terms are defined in the Rule. At December 31, 2005, the Company had a minimum capital requirement of $38,371, and "aggregate indebtedness" and "net capital" of $575,569 and $4,774,353, respectively.

(Continued)

(5) Contingencies

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's financial condition or results of operations.

Schedule 1

OHIO NATIONAL EQUITIES, INC.

(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

December 31, 2005

Aggregate indebtedness:		
Accounts payable including payable to affiliate	$	575,569
Net capital	$	4,774,353
Minimum capital required to be maintained (greater of $5,000 or 1/15 of aggregate indebtedness of $575,569)		38,371
Net capital in excess of requirements	$	4,735,982
Ratio of aggregate indebtedness to net capital		0.1206
Net worth:		
Common stock	$	33,000
Additional paid-in capital		3,297,000
Retained earnings		2,648,442
Total net worth		5,978,442
Deduct:		
Nonallowable assets:		
Accounts receivable from affiliate		790,912
Income taxes receivable		158,203
Other assets		9,974
Fidelity bond deductible		245,000
		1,204,089
Net capital before haircuts on securities positions		4,774,353
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	4,774,353

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1(f) at December 31, 2005, filed on Form X-17A-5, Part IIA on January 26, 2006.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Ohio National Equities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Ohio National Equities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13;

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2006